UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-31921

Compass Minerals International, Inc.

(Exact name of registrant as specified in its charter)

9900 West 109th Street
Suite 100
Overland Park, KS 66210
(913) 344-9200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights

(Titles of each class of securities covered by this Form)

Common Stock, par value $0.01 per share(1)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Compass Minerals International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

(1)	Explanatory Note: The purpose of this Amendment No. 1 to Form 15 is to clarify that, although the duty to file reports under Section 13(a) or 15(d) has been terminated with respect to the Preferred Stock Purchase Rights, the duty to file reports under Section 13(a) or 15(d) did not cease and remains with respect to Compass Minerals International, Inc.'s Common Stock, par value $.01 per share.

Date:	August 14, 2014	By:	/s/ Rodney L. Underdown
		Name:	Rodney L. Underdown
		Title:	Chief Financial Officer and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.